

EXHIBIT 99.1

PRESS RELEASE
All amounts are in CDN$ unless otherwise stated

TIW SEEKS COURT APPROVAL TO VEST THE MONITOR WITH FURTHER POWERS AND DUTIES

Montréal, Canada, October 31, 2005 – Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX Venture, "TIW") announces that it has filed a motion pursuant to its Plan of Arrangement with the Superior Court, District of Montreal, Province of Québec, to seek an order to vest the Court-appointed Monitor, KPMG Inc., with further powers and duties. Presentation of the motion is scheduled to take place on November 4, 2005.

The Company believes that it is in the best interest of its shareholders that the liquidation of TIW be continued under the authority of the Monitor and the supervision of the Court when the common shares of TIW are cancelled and delisted from the TSX Venture Exchange. The Company has not yet determined the dates for the cancellation and delisting of its common shares, but is targeting the end of November 2005.

TIW's Plan of Arrangement provided for the cancellation of all its issued and unissued shares, when deemed advisable by the Board of Directors or the Monitor, upon substantial distribution of the target return of $19.9614 per common share, being, with the Investment Income (as defined in TIW's Information Circular dated April 18, 2005), the maximum amount that may be distributed to TIW' shareholders pursuant to the Plan of Arrangement. Approximately 94% (or $18.80) of the target return was distributed to TIW shareholders on September 27, 2005. Taking into account the Investment Income of approximately $0.15 earned as of September 30, 2005 and the First Distribution of $18.80 paid on September 27, 2005, the amount of future distributions should not be expected to exceed approximately $1.31 per common share. TIW does not expect to realize a material amount of additional Investment Income in periods subsequent to September 30, 2005. Future distributions, if any, will be made to shareholders of record as of the close of business on the day of the cancellation of the common shares.

The timing and size of future distributions by the Company depend on its ability to free up certain reserves as it settles or otherwise makes final determination of its liabilities. The most significant of these is a reserve totalling Cdn$255 million or approximately Cdn$1.14 per share for potential tax liability. The taxation authorities have not, however, yet assessed the specific amount of their claims and assessments may not be delivered for several months. The Company believes that there are no material amounts owing to taxation authorities. However, there can be no certainty as to whether or not the tax authorities will propose adjustments that may reduce potential future distributions. Accordingly, there can be no certainty that the Company will be able to make further distributions or that cumulative distributions will equal to the Target Return of Cdn$19.9614 per share plus Investment Income.

The Information Circular is available by accessing TIW's web site at www.tiw.ca, SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on the TSX Ventures Exchange ("TIW").

- 30 –

FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca